Exhibit 99.5

ASML - A strong company on a growth trajectory Craig DeYoung VP Investor Relations Bank of America 2007 Technology Conference New York, New York February 21, 2007

Safe Harbor "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Agenda ASML overview Financial summary Market trends by sector Near term outlook ASML growth trajectory

ASML overview ASML overview Key facts: Headquarters: Veldhoven, the Netherlands Revenue 2006 ~ &128;3.6 B Market cap ~ &128;9 B Employees 5600 Leaders in Innovation ASML TWINSCAN The world's leading supplier of lithography equipment Customers Serving 80% of the top 20 IC manufacturers in the world Customer Satisfaction

Financial summary

2006 total revenues M&128; - a record high 179 318 453 685 629 1,959 1,543 2,465 2,529 3,597

Profit & Loss statement M&128; Numbers have been rounded for readers' convenience RECORD RECORD

2006: Record execution Growth 7 new customers in Japan, Taiwan and US Revenue up 42% to record &128; 3.6 billion Record net income of &128; 625 million Profitability Cost of goods reduction reflected in improved gross margin SG&A decreasing as a percentage of sales, currently at 6% Cash Inventory days improved to 125 days in Q4 2006 from 188 days in Q4 2005 Repurchased 8.3% of outstanding shares while finishing year with 1.626B in cash and cash equivalents

Market trends by sector

Trends by sector - Lithography Flash is starting volume manufacturing using immersion in early 2007 DRAM healthy growth in capacity expansion, no overheating observed assuming 58% bit growth although: Seasonally weaker demand seen until end of Feb. (Chinese New Year) Some inventory build, mainly logic and NAND but effecting DRAM too Some memory makers switch from NAND to DRAM Real Vista impact expected in H2 07 Foundry utilization is bottoming, investing in anticipation of growth in 2007 IDM normal investment level supporting shrink including immersion for R&D

DRAM demand/supply well balanced during 2006-07 period No significant overcapacity expected if Windows Vista succeeds succeeds succeeds succeeds 2006 2007 Source: ASML Main assumptions: Demand YoY growth 05-06 06-07 UNITS: +18% +32% BITS: +54% +58% ___________________ Supply Supply analysis based on bottom-up WW market estimate of litho shipments (+1 quarter for ramp-up), linked to individual tool productivity tool productivity tool productivity tool productivity tool productivity tool productivity tool productivity tool productivity tool productivity tool productivity tool productivity tool productivity tool productivity tool productivity tool productivity tool productivity tool productivity tool productivity tool productivity tool productivity

ASML near term outlook

Q1 2007 outlook ASML expects to ship 70 systems ASP for new + refurbished systems expected to be &128; 12.0 million Gross margin will range between 40 - 41% R&D is expected to increase to &128; 115 million net of credit to strengthen technology leadership and enabling lithography growth SG&A is expected at &128; 55 million

ASML's short to mid term growth trajectory supported by: Positive semiconductor market forecasts by industry analysts Strong position in immersion products Further market share gains Strong backlog and healthy bookings prospects

Analysts forecast an positive year for semiconductor revenue, only Inside Chips disagrees Average: 6.8%

Sources : Average of Gartner Dataquest & VLSIResearch $7.0 $6.7 Litho Equipment for IC production ($B) 5% 34% Growth rate year over year 3% 26% Growth rate year over year $32 $31 Wafer Fab Equipment Sales ($B) 3% 17% Growth rate year over year $61 $60 Capex ($B) 10% 19% Growth rate year over year 152 138 IC Unit (B) 2006 2007 Semiconductor Industry Forecast Litho growth expected to outpace semiconductor fab equipment growth

Strong position in Immersion - 20 immersion machines in backlog H1 2007: XT:1700i systems shipping for 5x nm node flash to leading manufacturers H2 2007: XT:1900i systems for 4x nm node flash manufacturing and broad based R&D Shipments expected to over 10 customers customers customers customers customers customers customers customers customers customers customers customers TWINSCAN XT:1900i First shipment mid 2007

AMD & IBM Semiconductor International Online January 1, 2007 AMD and IBM announced that they had successfully completed their development work on the first-generation immersion lithography process Immersion is imminent for volume manufacturing Immersion production with XT:1700i already started at several customers

Market share through technology Reliable introduction Lead time reduction Cost effective ArFi ASML Market Share (revenue) 0% 10% 20% 30% 40% 50% 60% 12" & ArF 6" & early i-line KrF & Step & Scan 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 8" & i-line Source: ASML, SEMI (2006 data up to Nov. 2006)

Further market share gains expected Europe Worldwide litho shipments by region ASML worldwide market share at 61% through Nov. 2006 Source: ASML Asia non Japan Japan US

VLSI customer satisfaction ratings: ASML moving up as market share grows Applied Materials 10 Lam Research 9 Novellus 8 Hitachi Kokusai 7 ASM International 6 Canon 5 Dainippon 4 ASML 3 TEL 2 Varian Semiconductor 1 2005 Best Wafer Processing Equipment ULVAC Inc 10 Novellus 9 AMAT 8 ASMI 7 Hitachi Hi-Tech 6 Dainippon 5 TEL 4 Hitachi Kokusai 3 ASML 2 Varian Semiconductor 1 2006 Best Wafer Processing Equipment Nikon 10 Teradyne 9 Canon 8 ASM International 7 Dainippon 6 Advantest 5 ASML 4 Agilent Technology 3 TEL 2 Hitachi Hi Tech Corp 1 2005 Large Suppliers Chip Making Equip Novellus 10 Applied Materials 9 Hitachi Hi Tech 8 TEL 7 Dainippon 6 ASM International 5 Advantest 4 Teradyne 3 ASML 2 Varian Semiconductor 1 2006 Large Suppliers Chip Making Equip Source: VLSI Research

Strong (record) backlog and healthy bookings prospects Backlog as of Dec 31, 2006 67% of unit backlog carry H1 2007 shipment dates Q4 net bookings of 84 systems with a value &128; 1,089 million including 74 new tools with an ASP of &128; 14.2 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period New Systems Used Systems Total Backlog M&128; 2,120 M&128; 26 M&128; 2,146 M&128; 13.9 M&128; 2.6 M&128; 13.2 Backlog Backlog 153 10 163 Units Value ASP Numbers have been rounded for readers' convenience

Backlog lithography per Dec 31, 2006 Total value &128; 2,146 million Value per type Value per technology TWINSCAN 95% Other systems 5% I-line 11% ArF immersion 26 % Value per region Value per end-use Foundry 15% Memory 64% IDM 21% KrF 24% ArF dry 39 % Numbers have been rounded for readers' convenience U.S. 29% Taiwan 17% Korea 22% China 8% Europe 9% Singapore 9% Japan 6%

2007 Outlook Industry Analysts forecast average 10% IC unit growth in 2007 and about &128; 5.5 billion ($ 6.8 Billion) litho investment in 2007 (source: Gartner Dataquest and VLSI Research) ASML's record current backlog of &128; 2.1 billion suggests strong H1 2007, sustained by planned new Flash lines, strong DRAM capacity increases and measured foundry demand We expect front loading of Flash memory capacity build-up in H1 2007 and a strong uptake of the XT:1900i in H2 2007 2007: Another Year of Growth for ASML

ASML growth trajectory beyond 2007

ASML's growth trajectory supported by: Strengthened technology leadership fueled by R&D spend, accumulated experience and scale leading to further market share growth Natural market growth, as lithography needs per node are increasing: More tools for more layers Higher ASP to address complexity Scope broadening, as ASML acquires hardware value expansion technologies and new product opportunities 2007 - A step toward &128; 5B revenues by 2010

Focused and growing R&D spend (M&128;) supporting continued technology leadership R&D 11% of revenue in 2006 Source: ASML

Ensuring continuous market share growth through technology leadership Commodity products 500 TWINSCAN systems shipped High throughput i-line TWINSCAN with improved overlay performance and superior imaging as per new node needs Immersion Significant customer experience accumulated on 36 installed systems Ramp XT:1900i for 40 nm half pitch resolution and below 20 immersion machines in backlog Double Patterning / EUV Dry ArF Double Patterning tool launched for up to 32 nm imaging 3 pre-production EUV machines ordered New product architecture development supporting future litho needs in throughput and overlay

Natural growth in lithography equipment - a growing market with three major value drivers More litho complexity... ASP increases More processing layers with Standard shrink technology yield challenges Alternative solutions (Spacer, 3D, Vertical gates) Double Patterning And increased value generated through performance and yield improvement features

An accelerating litho roadmap forces complexity... EUV Logic DRAM NAND ASML Product Introduction XT:1400 XT:1700i AT:1200 AT:850 XT:1900i DPT '10 '12 Half Pitch Resolution (nm) 200 100 80 60 40 '11 '07 '09 '08 '04 '06 '05 '01 '03 '02 2000 20 Year - Production start

........and more litho layers....... Fabsize Memory - Flash 70kwsm Memory - Dram 50kwsm Logic/Foundry 30kwsm

....leading to growing lithography expenditures and to "Litho content" growth Source: WSTS including November 2006 data Litho share of equipment approaching 20% level !

ASML's Vision

Lithography Inspection & lab metrology IC design Reticle enhancement techniques Design verification In-Situ metrology Litho Value added by up/down stream feedback Value expansion with smart lithography GROWTH GROWTH GROWTH

Mask (with correction, or so- called "RET/OPC") Silicon Image w/o correction Mask (no correction) Design fragment Silicon Image with RET/OPC Source: Pyxis Mask designs need to compensate for the contrast limitations of our lithography... Logic Physical Design RET/OPC Litho Verification Computational Lithography Metrology Process Ctrl Software Control

ASML to acquire Brion Technologies Brion is a venture-backed startup based in Santa Clara, California, founded in 2002 More than 120 employees 8 out of top 10 chip makers are Brion customers Brion is the largest, fastest growing pure-play in computational lithography Products include Litho Verification, Simulation and RET/OPC tools Technology transfers between companies will strengthen each others product lines, leading to significant customer value and business growth

ASML long term growth outlook ASML is facing one of the most successful periods in the company's history Supported by a relatively stable market since the last down-turn in 2001-02, where ASML has increased YoY revenues, and that will be driven further by: Increased capex spending Increased spending share of lithography segment out of total capex Increased market share for ASML And a broadening of scope, as ASML acquires hardware value expansion technologies and new product opportunities

Commitment